Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
August 29, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-07434
Dear Mr. Rosenberg:
We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.
Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-5
Comment:
Critical Accounting Estimates, page II-6
Policy Liabilities, page II-8
1.	It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please provide us, using disclosure-type format, proposed revisions to your existing disclosure an explanation of the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

a.	Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.
b.	Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.
c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
We acknowledge that we previously commented on this matter in comment three of our January 7, 2004 comment letter. While your January 16, 2004 response stated that you would address this comment in future filings, we are unsure how the current discussion addresses these areas.

2.	Please provide us, using disclosure-type format, proposed revisions to your existing disclosure clarifying the specific reasons for the substantial increase in your liabilities for future policy benefits. In addition, please state why the increase in the U.S. and Japan future policy benefit reserves of $170 million and $85 million in the fourth quarter of 2006 was necessary. Clarify what assumptions changed that required the increase in the reserve.
Response:
Below is our response to comments 1. and 2. in disclosure format.
Policy Liabilities
     The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities
(In millions)	2006	2005

U.S. segment:
Future policy benefits	$4,391	$3,780
Unpaid policy claims	816	848
Other policy liabilities	158	143

Total U.S. policy liabilities	$5,365	$4,771

Japan segment:
Future policy benefits	$36,447	$34,071
Unpaid policy claims	1,574	1,657
Other policy liabilities	2,051	1,828

Total Japan policy liabilities	$40,072	$37,556

Consolidated:
Future policy benefits	$40,841	$37,853
Unpaid policy claims	2,390	2,504
Other policy liabilities	2,209	1,972

Total consolidated policy liabilities	$45,440	$42,329

     Our policy liabilities, which are determined in accordance with SFAS No. 60 and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities as of December 31, 2006, respectively.
     Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.
     Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on an undiscounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.
     Our insurance products provide fixed-benefit amounts that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac’s policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.
     As a part of our established internal control processes, we perform actuarial reviews of our policyholder liabilities on an ongoing basis. Our fourth quarter 2006 review indicated that in total our policyholder liabilities were fairly stated in the aggregate; however, the components, the unpaid policy claims liability and the future policy benefits liability, of policyholder liabilities needed to be refined. As a result of our review, we took three actions.
1.	During the fourth quarter of 2006, we increased Aflac’s U.S. unpaid policy claims liability by $28 million. As part of our analysis of recent cancer claims experience, we noted that the overall duration of cancer outpatient treatments has lengthened. Since our reserving methods are designed to fully accrue each cancer outpatient treatment as of the date of initial treatment, we increased our estimate of the Aflac U.S. unpaid policy claims liability by $28 million. This change in estimate is reflected in current year’s earnings. If we had been using the new claims factors to produce our claim liability estimates at the end of 2005, the increase for 2006 would have been $9 million. We expect that the annual impact on future earnings will be approximately $9 million.

2.	During the fourth quarter of 2006, we transferred $170 million of the Aflac U.S. unpaid policy claims liability to the future policy benefits liability in our accident/disability, short term disability, dental and specified health event lines of business. For the accident/disability line of business, a very small portion of the benefits in one of our policy forms required a future policy benefits liability to be accumulated. This amount was insignificant to our financial position in any year, however, to provide for this obligation, we approximated this liability amount as part of the unpaid policy claims liability. We determined that it was appropriate to modify our calculation method to determine the future policy benefits liability for that benefit separately from our unpaid policy claims liability and to move this liability of $25 million into the future policy benefits liability. An additional $50 million transfer to future policy benefits resulted from the updated calculation of the future policy benefits liability in our short-term disability product line. In the fourth quarter of 2006, we determined that a selection factor assumption that should have applied to the future claim costs for that policy form was not reflected in the calculation of the future policy benefits liability. We began using the calculation including the selection factor in the fourth quarter of 2006. We use a total liability calculation to determine the unpaid policy claims liability for that line of business. For this reason, the underestimated amount of the future policy benefits liability, approximately $50 million, was accounted for in prior periods in the unpaid policy claims liability. As a result, we transferred $50 million from the unpaid policy claims liability into the future policy benefits liability for that line of business. The remaining $95 million reduction in the Aflac U.S. segment unpaid policy claims liability resulted from a refinement in the reserving methodology for our dental and specified health event product lines. Both of these are very recently introduced product lines where we had limited actual experience. For this reason, we have determined our policy liabilities for these two product lines using a total liability approach. This approach utilized expectations of claims costs and impact of underwriting based largely on the product pricing assumptions. However, in the fourth quarter of 2006, we modified our methodology to use a combination of claim cost expectations and claim completion factors to calculate the unpaid policy claims liability for these two product lines. However, we believe that the total policy liability that we are holding is appropriate. For this reason, the modification in methodology resulted in a reduction in the unpaid policy claims liability of approximately $95 million and an increase in the future policy benefits liability of $95 million.

3.	Also during the fourth quarter of 2006, we transferred $85 million from Aflac Japan’s unpaid policy claims liability to its future policy benefits liability. This transfer was primarily related to a continued decline in current period claims caused by changes to health care delivery in Japan. Our 2006 claims review indicated that we experienced a continued decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe the average number of days declined primarily due to changes in financial incentives provided to hospitals by the government-sponsored health care system in Japan to shorten the average hospital stay. However, our claims statistics also indicated that the declines in the average number of days per hospitalization are generally offset by an increase in the frequency of hospitalizations associated with the treatment of cancer. This shift reduced current period claims, and future period claims are anticipated to increase by similar amounts.

     In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The following table shows the expected sensitivity of the unpaid policy claims liability as of December 31, 2006, to changes in severity and frequency of claims. For the years 2004 through 2006, and before the effect of the fourth quarter 2006 adjustments noted above, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability
(In millions)	Total Severity
	Decrease	Decrease		Increase	Increase
Total Frequency	by 2%	by 1%	Unchanged	by 1%	by 2%

Increase by 2%	$—	$16	$31	$48	$65
Increase by 1%	(16)	—	16	32	48
Unchanged	(31)	(16)	—	16	32
Decrease by 1%	(47)	(32)	(16)	—	16
Decrease by 2%	(62)	(47)	(31)	(16)	—

     The growth in the future policy benefits liability is the result of the aging of our inforce block of business and the addition of new business. In addition, the growth in 2006 was moderately impacted by the transfer of $170 million in the U.S. segment and $85 million in the Japan segment from the unpaid policy claims liability to the future policy benefits liability that was discussed above. These two transfers accounted for less than 1% of the increase in the aggregate. The table below reflects the growth of future policy benefits liability for the years ended December 31.

Future Policy Benefits
(In millions of dollars and billions of yen)	2006	2005	2004

Aflac U.S.	$4,391	$3,780	$3,354
Growth rate	16.2%	12.7%	12.7%

Aflac Japan	$36,447	$34,071	$36,005
Growth rate	7.0%	(5.4)%	10.4%

Consolidated	$40,841	$37,853	$39,360
Growth rate	7.9%	(3.8)%	10.6%

Yen/dollar exchange rate (end of period)	119.11	118.07	104.21

Aflac Japan (in yen)	4,341	4,023	3,752
Growth rate	7.9%	7.2%	7.4%

Comment:
Investments and Cash, page II-28
3.	For each of your below-investment-grade securities as listed in the table on II-31 with unrealized losses as of December 31, 2006, please tell us the specific factors that led to your conclusion that the unrealized losses were not other-than-temporary at December 31, 2006 and June 30, 2007.
Response:
Our below-investment-grade holdings are heavily monitored on an ongoing basis throughout each quarter. While the documentation as follows includes certain data that may not have been available until after each respective reporting period’s close, most of the data and credit analysis is performed prior to the end of each quarter. The analyses are then updated shortly after each period close for certain data.
The following are executive summaries of our internal analyses of each below-investment-grade security and the factors considered, both quantitative as well as qualitative, in determining whether an other-than-temporary loss had occurred as of and for the end of the periods requested.
Koninklijke Ahold N.V. (Ahold):
Fourth Quarter 2006 analysis
Ahold is a Netherlands-based major food retailer with operations in the Eastern U.S. and Europe. Ahold’s Stop & Shop and Albert Heijn stores have leading market positions in the northeastern U.S. (Stop & Shop) and the Netherlands (Albert Heijn). Ahold also owns US Foodservice, the second largest food service distributor in the United States. Ahold’s third quarter 2006 financial results continued to suffer from intense competition, especially in U.S. retail and distribution. While 2006 company-wide same store sales of 10.3 billion euro were flat versus 2005, third quarter operating income rose 7.5% (excluding a one time settlement related gain), which was attributable largely to Giant-Carlisle/Tops (182% increase in operating income) and Albert Heijn (73% increase in operating income). In addition, the retailer experienced positive margins at Stop & Shop/Giant-Landover (5.3%), Albert Heijn (4.3%), Schuitema (3.8%) and USF Broadline (2%).
On November 6, 2006, Ahold announced the results of a strategic review of its operations. The 375 million euro sale of all Polish assets to Carrefour, the first transaction resulting from the strategic review (to close during the first quarter 2007), was announced on December 4, 2006. The strategic review also calls for focusing on Ahold’s core retail businesses in the U.S. and Europe, initiating value repositioning programs, and reducing operating costs by 500 million euro by the end of 2009. Management also aims at achieving 5% sustainable sales growth and retail operating margins and a return to investment grade ratings, which should be aided by their intention to use 2 billion euro of the anticipated 4 billion euro in divestment proceeds for debt reduction. The strategic plan also includes: (1) full divestiture of US Foodservice; (2) full divestiture of Tops; (3) full divestiture of retail operations in Poland and Slovakia; (4) divestiture of the 49% stake in Jernimo Martins Group; and (5) the appointment of Dick Boer as Chief Operating Officer of the European businesses and Larry Benjamin as Chief Operating Officer of the U.S. businesses.

On December 11, Moody’s issued an opinion stating that credit ratings could be upgraded when retained cash flow to net debt approaches 20% from its current 17.3% and debt to EBITDA falls below 4x from its current 5.6x. Meanwhile, S&P revised their outlook on Ahold to “Positive” from “Stable.” S&P also noted the improving financial profile and 42% improvement in Albert Heijn’s EBIT in the first nine months of 2006, and this should benefit by the asset disposals and the ongoing ability of the company to generate cash flow.
Based on the credit analysis performed during the fourth quarter of 2006, there appeared to be little risk that we would not recover our investment in Ahold or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in Ahold until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in Ahold was temporary as of and for the year ended December 31, 2006.
Second Quarter 2007 analysis
Ahold announced the $7.1 billion sale of US Foodservice on May 5, 2007 and completed this transaction on July 7, 2007. Ahold reiterated its position that at least 2 billion euro of proceeds would be utilized for debt retirement and increased stock buyback goals from 2 to 3 billion euro.
In addition to positive transaction news, Ahold’s second quarter 2007 operating results also improved. Same store sales across all retail divisions surpassed Wall Street expectations and company guidance; overall retail same store sales were 8.6 billion euro during the second quarter of 2007 compared with 8.5 billion euro for the same period last year. The company continues to sell off small groups of non-core assets and has publicly stated they are exiting Central Europe (with the exception of Czech Republic) and US Tops convenience stores. The Central Europe division contributed a loss of 55 million euro of Ahold’s 683 million euro of operating income for the year ended December 31, 2006. Tops was also a negative contributor to operating income.
Both Ahold’s operational improvement and completion of the US Foodservice transaction form the basis of recent positive commentary from S&P and Moody’s. On May 5, 2007, S&P raised Ahold’s corporate rating from BB+ to BBB-. S&P also raised ratings on Ahold’s senior unsecured bonds from BB to BB+. Aflac’s investments in Ahold fall within the senior unsecured category. Senior notes are rated below the corporate credit rating because priority liabilities located in operating subsidiaries exceed 20% of total consolidated assets.
Based on the credit analysis performed during the second quarter of 2007 and continued improvement of Ahold’s financial position and results of operations, there appeared to be little risk that we would not recover our investment in Ahold or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in Ahold until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in Ahold was temporary as of and for the quarter ended June 30, 2007.

Compania Sud American De Vapores (CSAV),
Fourth Quarter 2006 analysis
CSAV is headquartered in Chile, and provides both shipping and port services. It offers general and bulk cargo transport, fresh and frozen product transport and automobile shipping services to both coasts of South America, and ports in North America, Europe, Asia, Africa and Australia. CSAV is the largest shipping company in Latin America, having transported 2.1 million TEUs (Twenty-feet Equivalent Units) in 2005. In terms of TEUs, CSAV is the 16th largest shipping company in the world. The company provides liner and specialized cargo services (bulk, reefer and vehicles) to clients worldwide with an emphasis on container shipping and exports from and imports to its key markets of Chile and Brazil.
On August 21, 2006 S&P downgraded the senior unsecured rating of CSAV to BB+ from BBB- due to medium-term competitive and operating pressures and weakened cash flows. The outlook was revised to negative from stable.
Aflac investment management met with CSAV management in mid-December 2006. The Senior Vice President of Administration and Finance discussed in detail the basic imbalance in supply and demand in the shipping industry. This imbalance will likely persist at least through 2008. While orders for new ships are starting to come down, there is still significant new capacity for the industry to absorb. CSAV does not have any immediate planned deliveries of new ships. CSAV does have an unused $700 million bank line of credit from a German bank available for ship acquisitions if they become attractive, and recently negotiated a $450 million secured bank facility also for ship acquisitions. The vast bulk of CSAV’s current 87 container vessels are chartered or leased vessels. By fiscal year end 2006, approximately 12.50% of CSAV’s fleet will be owned, which accounts for 25% of CSAV’s total fleet cargo capacity.
On the operations side, CSAV has benefited from having a network of owned logistics agencies. The agent is responsible for selecting a specific cargo for a particular ship plying a certain route, with significant impact on CSAV’s overall profitability by choosing particular cargos.
With a large supply/demand imbalance leading to weak freight pricing, CSAV does not feel able to pass along increased bunker fuel costs to its customers. CSAV has used derivatives somewhat to hedge fuel costs, but seemed hesitant to take on significant extra costs in this area.
Despite these operating difficulties, CSAV has maintained superior liquidity of $426 million as of September 30, 2006. CSAV has also maintained discipline in its debt maturity profile and overall indebtedness.
Based on the credit analysis performed during the fourth quarter of 2006, there appeared to be little risk that we would not recover our investment in CSAV or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in CSAV until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in CSAV was temporary as of and for the year ended December 31, 2006.

Second Quarter 2007 analysis
CSAV saw some signs of recovery in the first quarter of 2007. CSAV continued to record an operating loss, but the amount has been declining for the last two quarters. CSAV managed to record positive cash flow from operating activities for the quarter ended March 31, 2007. In addition, the company has strong liquidity with $593 million of cash and cash equivalents as of March 31, 2007. CSAV faces a benign (no substantial maturities within 5 years) debt maturity schedule and also benefits from a substantial unused credit facility of $700 million.
Based on the credit analysis performed during the second quarter of 2007 and the continued improvement in CSAV’s financial outlook, there appeared to be little risk that we would not recover our investment in CSAV or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in CSAV until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in CSAV was temporary as of and for the quarter ended June 30, 2007.
Ford Motor Company (Ford)
Fourth Quarter 2006 analysis
Ford is the third largest automaker, as measured by sales volume, in the United States. Ford has lost considerable market share to the Japanese automakers, particularly Toyota Motor. In addition, Ford has deliberately cut sales to rental companies and other fleet purchasers due to the lower profitability of those sales.
For 2006, Ford posted a severe $12.7 billion loss, with $5.8 billion of that coming in the fourth quarter. The fourth quarter included a number of special items: $159.2 million for expected costs associated with North America related layoff and jobs bank benefits and voluntary termination packages; $421 million of related non-cash pension curtailment charges; and other charges of $99 million. Ford cut production in North America by another 10,000 units, and will likely have further cuts in 2007. These production cuts, although smaller, will likely be in the truck side due to competition and decreased demand. Ford management indicated that it would use about $8 billion in cash in 2007 between losses and cash payments for restructuring. However, this is only a portion of the $34 billion cash reserve stockpile Ford maintains and is only moderately worse than the $7 billion cash used in 2006. The positives in the North American operations were a relatively modest dealer inventory position that actually was down 20% as of December 31, 2006 compared to 2005 and certain realized cost savings. Costs during 2006 have been reduced $1.4 billion (about $1 billion of this was achieved by the end of the third quarter) and Ford continues to expect to see run rate cost savings of $5 billion by the end of 2008. Union worker buyouts are on track and the majority of the affected workers will be gone by September 2007.
Operationally, Ford is trying to conform its vehicle platforms globally as quickly as it can. Ford Europe and the Premier Auto Group (PAG) are operating profitably ($400 million in the fourth quarter of 2006 from these two units) with attractive models customers want to buy. The new S-Max, Galaxy, C-Max, Mondeo and Volvo C30 should all generate global sales. Much of Ford North America’s underperformance can be traced to its heavy reliance on SUV’s and the F-150 truck.

Financially, Ford exchanged much of its unsecured bank facilities for an $8 billion secured revolving credit facility and a $7 billion secured term loan. These financings were secured by some of the company’s factory assets. This exercise, coupled with the issuance of $3 billion in convertible debt, improved Ford’s liquidity. However, it also created a level of structural subordination for existing debt holders, which resulted in one-notch downgrades of Ford’s debt from both rating agencies.
Ford may also explore strengthening its balance sheet by transferring its retiree medical obligation to the UAW. Ford would contribute cash and stock into a bankruptcy-remote healthcare fund, at a potentially substantial discount to the stated obligation level. Ford is now cash-rich from its recent financings, and the UAW has seen such a structure accepted by the United Steel Workers at Goodyear. With Ford’s Other Post Employment Benefits (OPEB) liability estimated at $29 billion, funding a VEBA Trust using existing long-term VEBA Trust assets, proceeds from the sale of Aston Martin, some equity contribution and some cash is very compelling. However, it may be politically difficult to accomplish this restructuring in 2007 due to the UAW contract negotiations scheduled for September 2007. In 2008, after worker buyouts are over, the UAW may be more amenable to this suggestion.
The current competitive environment will likely preclude a major recovery in Ford’s operations and financial condition in the very near future. However, considering Ford’s liquidity, its announced restructuring plan, and benign near-term debt maturities, there seems to be little risk at the moment that Aflac will not receive full and timely payment of principal and interest on our Ford investment.
Based on the credit analysis performed during the fourth quarter of 2006, there appeared to be little risk that we would not recover our investment in Ford or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in Ford until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in Ford was temporary as of and for the year ended December 31, 2006.
Second Quarter 2007 analysis
Ford continues to execute its re-positioning plan it calls “Way Forward.” With additional cost cutting, some asset sales and reliance on higher-profit truck offerings, Ford is addressing the challenges of eroding market share, excess capacity and headcount, and adverse product mix. Ford’s ability to cut costs, particularly employee and retiree healthcare costs, will rely substantially on the company’s negotiations with the UAW union scheduled for late summer 2007.
Ford reported pre-tax income of $483 million for the second quarter of 2007, stronger than the $169 million pre-tax figure for the first quarter of 2007 and in sharp positive contrast to the $291 million loss recorded for the second quarter of 2006. During the second quarter of 2007, Ford showed positive pretax earnings in Europe ($262 million), Premier Auto Group ($140 million), South America ($255 million) and Asia Pacific and Africa/Mazda ($26 million). While North America showed a pre-tax loss of $279 million for the same period, this was a considerable improvement over the $789 million loss shown in the second quarter of 2006 for this division. Major positive drivers of the improvement during the second quarter of 2007 were favorable net pricing, lower pension/retirement expenses, and reduced warranty, manufacturing and engineering costs. Offsetting negative effects were the impact of unfavorable volume/mix and $100 million in foreign exchange losses.

Ford has continued to maintain strong liquidity throughout its recovery. As of June 30, 2007, Ford had cash and marketable securities totaling $37.4 billion, up from $35.2 billion as of March 31, 2007. During the second quarter of 2007 Ford realized cash improvements from the sale of Aston Martin ($900 million), lower capital expenditures ($300 million lower for the quarter), VEBA withdrawals ($400 million) and marketing accruals ($1 billion).
Based on the credit analysis performed during the second quarter of 2007 and Ford’s continued improvement in its financial position and results of operations, there appeared to be little risk that we would not recover our investment in Ford or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in Ford until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in Ford was temporary as of and for the quarter ended June 30, 2007.
Ford Motor Credit Corporation (FMCC)
Fourth Quarter 2006 analysis
FMCC is the captive auto finance company 100% owned by Ford. Ford recently reiterated its commitment to continue to own 100% of FMCC. Subvention payments from Ford and lease program residual value support payments inextricably link FMCC’s financing business to its parent. Because of operational and financial ties between the firms, Ford will probably not dispose of a majority stake in FMCC in the near future. The deteriorating credit profile of Ford, therefore, remains the primary concern for FMCC.
Profitability in the fourth quarter continued to be squeezed by reduced net interest margins as FMCC faced higher all-in cost of funding tied to ratings and due to lower receivable levels. FMCC pretax profit for the fourth quarter of 2006 was $406 million compared to $482 million for the fourth quarter of 2005; net income was $279 million for the fourth quarter of 2006 compared with $305 million for the fourth quarter of 2005. The deterioration in FMCC’s asset quality has stopped, with the loss-to-receivables ratio improving to 0.56% in the fourth quarter of 2006 compared to 0.68% in the fourth quarter of 2005. FMCC remains somewhat vulnerable to credit losses due to repossessions and lower residual values achieved for sales in the used car market for cars coming off lease.
FMCC has maintained adequate funding flexibility to deal with Ford’s continued credit weakness during its “Way Forward” restructuring. For 2007, FMCC intends to hold substantial cash balances and continue to expand and diversify global asset-backed funding capabilities. Most importantly for FMCC, the regular dividend to Ford Motor Company will be suspended beginning in 2007. At year-end 2006, FMCC’s balance sheet showed assets in excess of liabilities of $18 billion.
Based on the credit analysis performed during the fourth quarter of 2006, including the Ford review, there appeared to be little risk that we would not recover our investment in FMCC or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in FMCC until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in FMCC was temporary as of and for the year ended December 31, 2006.

Second Quarter 2007 analysis
Lower lease residuals, higher loss provisioning and reduced income on sale of receivables held down profitability at FMCC. FMCC remains somewhat vulnerable to credit losses due to repossessions, particularly in a soft economic environment for the housing sector. For the second quarter of 2007, pre-tax profit at FMCC was $112 million, compared with $435 million for the same period in 2006.
Based on the credit analysis performed during the second quarter of 2007, including the review of Ford and continued profitability of FMCC, there appeared to be little risk that we would not recover our investment in FMCC or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in FMCC until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in FMCC was temporary as of and for the quarter ended June 30, 2007.
KLM
Fourth Quarter 2006 analysis
KLM is the Dutch airline subsidiary of Air France-KLM (AF-KLM), the largest international passenger carrier in the world and the second-largest cargo carrier. AF-KLM reported second quarter 2006 results (announced on November 23, 2006). Net income for the second fiscal quarter ended September 30, 2006 increased 26% to 374 million euro from 298 million euro for the same period a year ago, excluding the gain from the sale of KLM’s interest in Amadeus Global Travel Distribution SA. Revenues for the quarter ended September 30, 2006 were 6.13 billion euro, up 8.7% from 5.64 billion euro for the same period a year ago, while operating profit rose 7.8% to 568 million euro, from 527 million euro a year ago. AF-KLM reiterated its outlook for a significant increase in operating profit for the year ending March 31, 2007, compared to the 936 million euro it made last year.
Operating results continue to be strong for the group. Since the Air France/KLM merger, the group has achieved significant synergies with good effects on the airline’s profitability. Over the next 3 years, AF-KLM is targeting a further 500 million euro cost savings as a result of synergies. In particular, more in-depth yield management, further synergies in cargo, IT systems and procurement activities will be targeted. AF-KLM is quite vulnerable to fuel costs, which account for roughly 20% of its total operating costs. Currently, the airline has hedged 83% of its first quarter 2007 fuel requirement at $52 per barrel. This hedging falls to 58% at $59 per barrel for next year. AF-KLM has had reasonable success in passing along some excess fuel costs to its customers through fuel surcharges; these fuel surcharges were reduced recently in response to an easing in world fuel costs.
Based on the credit analysis performed during the fourth quarter of 2006, there appeared to be little risk that we would not recover our investment in KLM or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in KLM until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in KLM was temporary as of and for the year ended December 31, 2006.

Second Quarter 2007 analysis
KLM has announced plans to boost capacity and cut fuel costs by as much as 50% by adding 10 new Boeing 777-200 ER jets to replace its aging Boeing 747-300s. The company also plans further revisions in its cargo fleet to reduce fuel costs for that segment. Meanwhile, KLM and Air France have been able to recoup some of their excess fuel costs through fuel surcharges. Between May 2004 and mid-2006, AF-KLM has raised fuel surcharges eight times. On March 22, Air France raised its fuel surcharge to 48 euro per passenger and KLM raised the surcharge to 55 euro following sustained high oil prices.
KLM reported strong results for the fiscal year ended March 31, 2007, with net income of 516 million euro compared to 276 million euro in the prior year. The main contributors were increased traffic and higher ticket prices, along with slightly reduced provisions for Dutch taxes and a small increase in income from cash and cash equivalents.
Several quantitative metrics at KLM have been continuously strengthening over the past few years. KLM’s profitability, measured using EBIT margin, has shown solid improvement due to a recovery in global demand for air traffic. For the fiscal year ended March 31, 2007, KLM showed an EBIT margin of 8.0%, compared to 7.5% for the prior year and compared to 7.1% for the average of all BBB-rated airlines. Along with the improving operating environments, KLM’s interest coverage ratio (EBIT divided by gross interest expenses) has also recovered solidly. For the fiscal year ended March 31, 2007, KLM showed an interest coverage ratio of 2.64 times, compared to 2.76 times for the prior year. While lower than the median interest coverage ratio for all BBB-rated airlines of 3.62 times, KLM compares favorably with those of Lufthansa and British Airways, both investment-grade companies. Through the fiscal year ending March 31, 2009, Aflac expects KLM’s debt/equity measures and EBITDA/debt measures to remain relatively steady. These metrics will likely remain strained, and a little low for the BBB category as KLM completes its fleet renewal program. After that, in fiscal 2010 going forward, Aflac expects these measures to improve.
AF-KLM has shown very good discipline over the last few years about examining candidate acquisitions and also about disposing underperforming assets. If AF-KLM completes the acquisition of one or more candidates currently under consideration (Iberia and/or Alitalia) it will help with AF-KLM’s overall consolidation posture within Europe while not overly straining the group’s financial resources. Importantly, it would almost certainly be done at the parent level, and thus not directly impact the quantitative credit metrics of KLM.
KLM’s profitability has clearly recovered to the above-BBB average, which mitigates concerns on its relatively high level of financial leverage and cash flow coverage, which is still below-BBB average. Even excluding expected improvements in revenue and profitability, Aflac’s model indicates that KLM can maintain sufficient cash flow to cover capital expenditures and leave residual free cash flow for gross debt reduction. Therefore, from the quantitative perspective, KLM’s credit profile has recovered to BBB level.
From a more qualitative perspective, KLM exhibits a similar business risk profile to that seen in the most closely comparable European peers (Lufthansa and British Airways). Lufthansa and British Airways are both rated Baa3 by Moody’s and are rated BBB and BBB-, respectively, by Standard & Poor’s. The company has made substantial progress in the integration with Air France since the merger in 2004 and the planned implementation of the “open skies” program will encourage further integration. Accordingly, we think we can take into account economy of scale improvements and an implicit support mechanism from Air France as positive credit factors as well.
Based on the credit analysis performed during the second quarter of 2007 coupled with the continued improvement in KLM’s financial position, results of operations and return to investment grade status, there appeared to be little risk that we would not recover our investment in KLM or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in KLM until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in KLM was temporary as of and for the quarter ended June 30, 2007.
BAWAG
Fourth Quarter 2006 analysis
Bawag is the fourth largest banking group in Austria in terms of total assets (58 billion euro as of December 31, 2005) after Bank Austria, Erste Bank, and Raiffeisen Zentralbank. It has 157 branch offices in Austria and enjoys exclusive access to approximately 1,300 post office outlets throughout the country. BAWAG’s current national market share for loans and deposits are 8% and 12%, respectively. BAWAG has also expanded to Central and Eastern European countries on a limited scale.
BAWAG’s financial condition deteriorated significantly due to losses from loans to the failed U.S. brokerage house REFCO and derivative speculation in 2000. In order to maintain BAWAG’s business in an orderly fashion, the Austrian government and other major Austrian banks have provided support. Due to the support, the Tier-1 and total capital ratios as of December 31, 2005 improved to 7.9% and 11.6%, respectively, from 6.2% and 10.9%, respectively, as of December 31, 2004. BAWAG’s liquidity condition has not deteriorated significantly. While it did experience material deposit outflows at the outset of the REFCO loss report in 2005, it managed to maintain 42 billion euro of primary deposits as of December 31, 2005, a 6.7% decline from December 31, 2004.
In December 2006, the sole shareholder of BAWAG, the Association of Austrian Trade Unions, announced that it would sell all of its holdings to a consortium led by Cerberus Capital Management LP (Cerberus), a private equity group. While the consortium will inject capital to bolster BAWAG’s balance sheet, the guarantee from the Austrian government is expected to lapse after the sale. Citing uncertainty about BAWAG’s capitalization and distributable reserves, Moody’s downgraded BAWAG Tier I debt to Ba1 following the sale. BAWAG management has subsequently confirmed that distributable funds available for Tier I payments was adequate as of September 30, 2006, and unchanged as compared with year-end 2005 levels. Total distributable reserves as of September 30, 2006 were 63 million euro, of which statutory reserves were 17 million euro and valuation reserves were 46 million euro.
Based on the credit analysis performed during the fourth quarter of 2006, there appeared to be little risk that we would not recover our investment in BAWAG or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in BAWAG until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in BAWAG was temporary as of and for the year ended December 31, 2006.

Second Quarter 2007 analysis
BAWAG’s sale by its owner, the Association of Austrian Trade Unions, to the consortium led by Cerberus, closed on May 15, 2007. The consortium also included Generali Insurance, the Austrian Wüstenrot building society and a group of Austrian industrialists. Oesterreichische Post, the Austrian postal service, also took a 5% stake in the bank that day.
BAWAG’s ties with the postal service date back to 2000 when BAWAG bought P.S.K., the Austrian postal bank. In addition, BAWAG extended its agreement with the postal service to access all 1,334 postal branches through 2015 to sell its products. The closing of the sale also included a 600 million euro capital injection to bolster BAWAG’s balance sheet, as the guarantee from the Austrian government lapsed. Cerberus reportedly plans to boost profitability by cutting costs, including a 10% workforce reduction by 2010, and selling higher margin products, such as investment funds.
BAWAG’s Tier 1 and Total Capital ratios improved to 9.1% and 12.5%, respectively, in 2006 compared with the prior year’s ratios of 7.9% and 11.6%, respectively. More importantly, as of December 31, 2006, statutory reserves, valuation reserves, and distributable funds were 38 million euro, 46 million euro, and 84 million euro, respectively. Consolidated profits also improved in 2006 to 40.4 million euro compared with 6.2 million euro in 2005. The bank also reported a 12.2% decline in assets, to 50.8 billion euro for the year ended 2006. This decline was attributed to withdrawals of customer funds, and remedial measures including the liquidation of 5.3 billion euro of liquid securities. Savings deposits, which fell nearly 20% to 14.6 billion euro during the year ended December 31, 2006, showed signs of recovery in the first of quarter of 2007 with net growth of 130 million euro.
On June 13, Moody’s assigned the following ratings to BAWAG: Bank Financial Strength Rating (BFSR) of D from its previous rating of E; a long-term debt and deposit rating of Baa1; and a subordinated debt rating of Baa2. The bank’s Tier 1 debt was confirmed at Ba1, reflecting the higher BFSR and refined notching guidelines. The outlook for the ratings is stable.
On June 27, the European Commission approved the 900 million euro support facility that the Austrian government had previously provided BAWAG. Two days later, a US District Judge in New York approved the $140 million settlement that BAWAG had reached with REFCO investors. These actions, along with the successful closing of the sale transaction, bring further resolution to this turbulent period in BAWAG’s history.
Based on the credit analysis performed during the second quarter of 2007 and continued positive outlook for BAWAG’s operations, there appeared to be little risk that we would not recover our investment in BAWAG or fail to receive timely investment income thereon. Furthermore, we had the intent and ability to hold our investment in BAWAG until recovery of value, which may be maturity and therefore concluded that the unrealized loss on our investment in BAWAG was temporary as of and for the quarter ended June 30, 2007.

Request:
     In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comment or change to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
     We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.
Sincerely,
/s/ Ralph A. Rogers, Jr.
Ralph A. Rogers, Jr.
wlh/RAR,Jr.

cc:	Tabatha Akins, Staff Accountant
Mary Mast, Senior Accountant